UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

AGR TOOLS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

001236108
(CUSIP Number)

George M. Rock Rutherford
238 Lakeview Circle
Montgomery, TX 77356
(936) 689-7380
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

(1)	Names of Reporting Persons: George M. Rock Rutherford
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: SC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 27,305,000
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 27,305,000
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,305,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 33.6%
(14)	Type of Reporting Person: IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share, of AGR Tools, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Lido Circle, Suite C-1, Lakeway, TX 78734.

Item 2. Identity and Background

(a)	The name of the person filing this statement is George M. Rock Rutherford.

(b)	Mr. Rutherford’s address is 238 Lakeview Circle, Montgomery, TX 77356.

(c)	Mr. Rutherford is a businessman.

(d)	During the past five years Mr. Rutherford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years Mr. Rutherford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Mr. Rutherford is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Rutherford acquired the 27,305,000 shares of the Issuer’s common stock in exchange for 27,305,000 shares of AGR Stone & Tools USA, Inc., a private Texas corporation (“AGR USA”), pursuant to the terms of a share exchange agreement between the Issuer and AGR USA dated October 29, 2009.

Item 4. Purpose of Transaction

Mr. Rutherford acquired the 27,305,000 shares of the Issuer’s common stock for investment purposes. Mr. Rutherford has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.  Mr. Rutherford reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Rutherford is the beneficial owner of 27,305,000 shares or approximately 33.6% of the Issuer’s common stock.

(b)	Mr. Rutherford has sole power to vote and sole power to dispose of 27,305,000 shares of the Issuer’s common stock.

(c)	Mr. Rutherford did not take part in any other transactions in the Issuer’s common stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 28, 2010

Signature:  /s/ George M. Rock Rutherford

Name/Title:  George M. Rock Rutherford

4